June 19, 2014

Via EDGAR and Courier

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	iRadimed Corporation
Registration Statement on Form S-1
Submitted June 18, 2014
CIK No. 00013525618

Dear Ms. Ravitz:

On behalf of iRadimed Corporation, a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing an update to one of the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated May 22, 2014 (the “SEC Letter”).

Comment No. 5 of the SEC Letter requested, in part, “Also, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.”  In Company’s response letter dated June 2, 2014, the Company indicated that, “to the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act …, it will supplementally provide the Staff with copies of such written communication ….”

The Company, concurrently with this letter, will supplementally provide the Staff with the written communications that the Company presented to certain qualified institutional buyers and institutional accredited investors in reliance on Section 5(d) of the Securities Act.  The Company advises the Staff that these potential investors were not permitted to retain copies of such written communications.

Should you have any questions or require any additional information, please contact K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

K&L Gates LLP

/s/ Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Julie Sherman, Commission
Brian Soares, Commission
Roger Susi, Chief Executive Officer, Iradimed Corporation
Chris Scott, Chief Financial Officer, Iradimed Corporation
Leib Orlanski, K&L Gates LLP